VIA EDGAR

May 20, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Capitol Series Trust (the “Trust”)

File No. 811-22895/ 33-191495

Dear Ms. Hui:

The purpose of this letter is to respond to the comments you provided to me on April 22, 2015 by telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 4 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the First Security Municipal Bond Fund (the “Fund”). PEA No. 4 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) on Form N-1A on March 6, 2015, and is scheduled to become effective on May 20, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are repeated below followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

May 20, 2015

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

1.	COMMENT: In Note 3 to the Fee Table, clarify that recoupment cannot be made if Fund expenses exceed the fee cap in place when waivers were made as well as at time of the proposed reimbursement.

RESPONSE: The requested clarification has been incorporated into the Prospectus.

2.	COMMENT: In the section “Summary Section – Principal Investment Strategies – Credit Ratings of Portfolio Securities,” clarify that non-investment Fixed Income Securities are “junk bonds.”

RESPONSE: The Fund does not anticipate purchasing non-investment grade bonds. We have updated the Prospectus to state as follows: “The Fund will not purchase “junk bonds” which are Fixed Income Securities that are not Investment Grade Securities.”

3.	COMMENT: In the section “Summary Section – Principal Risks,” define what are considered to be emerging markets.

RESPONSE: We have incorporated a definition for “emerging markets” into the section “Summary Section – Principal Investment Strategies” and this definition reads as follows: “An emerging market is a nation’s economy that is progressing toward becoming advanced, as shown by some liquidity in local debt and equity markets and the existence of some form of market exchange and regulatory body.is section.”

4.	COMMENT: In the section “Summary Section – Principal Risks – Investment Company Risk,” remove the risk disclosure regarding investments in other investment companies or add disclosure into the investment strategy section regarding the Fund’s ability to invest in other investment companies.

RESPONSE: The Fund does not anticipate investing in other investment companies as a principal investment strategy. The risk disclosure regarding investments in other investment companies has been removed from the Fund’s Prospectus.

May 20, 2015

Statement of Additional Information

1.	COMMENT: In the section “Additional Information about Fund Investments and Risk Considerations – Fixed Income Securities,” state that the Fund will invest, under normal circumstances, at least 80% of its net assets (plus borrowings) in municipal securities.

RESPONSE: The requested disclosure has been incorporated into the Statement of Additional Information.

2.	COMMENT: Confirm whether or not the Fund intends to invest in master limited partnerships.

RESPONSE: The Fund does not intend to invest in master limited partnerships. Accordingly, the disclosure regarding the Fund’s ability to invest in master limited partnerships has been removed from the Statement of Additional Information.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (207) 228-7295.

Sincerely,

/s/ Leslie K. Klenk

Leslie K. Klenk

cc:	R. Jeffrey Young

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